Expense Limitation and Fee Waiver Agreement

To:	Board of Trustees of Saturna Investment Trust
From:	Saturna Capital Corporation
Date:	June 1, 2017

By memo dated March 15, 2017, Saturna Capital Corporation notified the Board that it would continue subsidizing certain Sextant Funds and Sustainable Funds by waiving its management fee and, to the extent necessary, reimburse expenses, to limit the total net annual operating expenses (excluding taxes, commissions, and extraordinary expenses) of each of those funds, effective on the ending of the Rule 12b-1 annual fees charged to the funds (expected June 2, 2017, the "End 12b-1 Date") through March 31, 2018 (the "End Waiver Date"). Saturna hereby agrees to extend the End Waiver Date for the Funds listed below from March 31, 2018 to June 2, 2018.

The fee and expense limitations approved by the Board in December 2016 for those Funds are continued until the "End 12b-1 Date", then reduced as shown below through June 2, 2018.

Fund	Annual Total Net Operating Expenses
Short Term Bond Fund	0.60%
Bond Income Fund	0.65%
Global High Income Fund	0.75%
Saturna Sustainable Equity Fund	0.75%
Saturna Sustainable Bond Fund	0.65%

The undertakings described above may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.

SATURNA INVESTMENT TRUST By: /s/ Nicholas F. Kaiser Name: Nicholas F. Kaiser Title: President	SATURNA CAPITAL CORPORATION By: /s/ Jane K. Carten Name: Jane K. Carten Title: President